Exhibit 99.1



Alcon Names New Chief Financial Officer

HUENENBERG, Switzerland – October 4, 2010 – Alcon, Inc. (NYSE: <u>ACL</u>) announced today the appointment of Robert Karsunky as senior vice president and chief financial officer effective November 1, 2010. Karsunky comes to Alcon from Novartis AG, where he was most recently chief financial officer in the Consumer Health Division of Novartis. Novartis became Alcon's majority shareholder on August 25, when it completed the acquisition of 52 percent of the company's shares from Nestle SA. Novartis now owns 77 percent of Alcon's outstanding shares.

Karsunky will succeed Richard Croarkin, who has served as Alcon's chief financial officer since August 2007. Croarkin will remain a member of the executive leadership team until November 30, during which time he will assist in the transition of his responsibilities to the new CFO. Upon completion of this orderly transition, Rick will return to a financial position at Nestle.

"Rick has made significant contributions to Alcon during the last three years," said Kevin Buehler, Alcon's president and chief executive officer. "He's been a valued member of my executive team and has made significant contributions in the development and execution of corporate strategy, including the business development and cost alignment initiatives."

Karsunky joined Novartis in 2006 as chief financial officer in the Consumer Health Division of Novartis. In this role he was responsible for the division's finance, information technologies, procurement and merger and acquisition activities. Prior to joining Novartis, he served for four years as the vice president of finance for the international division of Medtronic, Inc. He began his career with Eli Lilly in 1991where he had a variety of increasingly responsible financial positions to become the executive director of finance for Intercontinental and Japan from 2000 to 2002. He studied business administration at the University of Cologne and New York University, and obtained a PhD in Economics from the University of Aachen in Germany.

"Robert's broad experience in finance and leadership roles with three of the world's leading health care companies will be a tremendous asset to Alcon as we execute our growth strategies," said Buehler. "Furthermore, his knowledge of the Novartis organization will be beneficial in optimizing the opportunities to create value for Alcon through cooperative efforts and arm's length agreements with our new majority shareholder."

About Alcon
Alcon, Inc. is the world's leading eye care company, with sales of approximately $6.5 billion in 2009. Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Novartis AG, one of the world's leading diversified health care products companies. Alcon operates in 75 countries and sells products in 180 markets. For more information on Alcon, Inc., visit the Company's web site at <u>www.alcon.com</u>.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward- looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Media and Investor Contact:

Doug MacHatton
Vice President
Treasury, Investor and Public Relations
Alcon, Inc.
(817) 551-8974
Doug.machatton@alconlabs.com

www.alcon.com